The Bear Stearns Funds
245 Park Avenue
New York, New York 10167



We are the auditors of the Bear Stearns Funds (the "Funds"). Custodial Trust Company ("CTC"), a related entity, is custodian of the Funds and the Funds are therefore subject to the provisions of Rule 17f-2 under the Investment Company Act of 1940. Accordingly, we have, without prior notice to the Funds or to CTC, accounted for the Funds' investment securities held by CTC as of the close of business on March 31, 2000. It is understood that this report is solely for the use of management and for the information of the Securities and Exchange Commission and should not be used for any other purpose.

Custodial Trust Company, in addition to acting as custodian for the Funds, is the holder of investment securities of other customers. Agents of CTC hold, or account for by book entry, securities which are the responsibility of CTC through custodian or trust arrangements. Securities held by such agents of CTC, while identified by such agents as being deposited by CTC, cannot be identified by such agents as to the specific customers of CTC who have securities included in such deposits.

CTC confirmed to us that all securities owned by the Funds on March 31, 2000 were held for the account of CTC by The Depository Trust Company, and/or the Federal Reserve Book Entry System, and/or Participants Trust Company, agents of CTC. We obtained schedules from CTC of the securities held for the Funds' accounts as of March 31, 2000. We obtained confirmations from the agents of the Securities held for the account of CTC as of March 31, 2000. We also obtained schedules from the Funds listing securities held according to the Funds' records. We reviewed CTC's reconciliation of CTC's internal records to the Funds' records and determined that the records were in agreement.

Because the above procedures do not constitute an audit made in accordance with accounting principles generally accepted in the United States of America, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements of the Funds in accordance with auditing standards generally accepted in the United States of America, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of the Funds, taken as a whole for any date or period.



Deloitte & Touche LLP
New York, New York
April 21, 2000




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                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940




We, as members of management of The Bear Stearns Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2000, and from July 30, 1999 (the date of Deloitte & Touche LLP's last examination) through March 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000 and from July 30, 1999 (the date of Deloitte & Touche LLP's last examination) through March 31, 2000, with respect to securities reflected in the investment accounts of The Bear Stearns Funds.




/s/ Frank J. Maresca
--------------------
Frank J. Maresca
The Bear Stearns Funds
Vice President and Treasurer

/s/ Vincent Pereira
--------------------
Vincent Pereira
The Bear Stearns Funds
Assistant Treasurer